Filed Pursuant to Rule 253(g)(2)
File No. 024-12110

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 7 DATED JUNE 2, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Mezzanine Loan – NexMetro Traditions Member, LLC

On November 13, 2020, Fundrise Balanced eREIT, LLC, which was subsequently merged with and into us, acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $12,081,000 (the “Traditions Mezzanine Loan”). The mezzanine borrower, NexMetro Traditions Member, LLC, a Delaware limited liability company (“Traditions Member”), planned to use the proceeds to develop cottage-like apartments, generally located at Forum Drive and Great Southwest Parkway, Grand Prairie, TX (the “Traditions Property”). Details of this acquisition can be found here.

On July 22, 2021, Fundrise Balanced eREIT, LLC executed an amendment to the Traditions Mezzanine Loan increasing the maximum principal balance to approximately $13,157,000. Traditions Member requested additional financing due to budget increases derived from the increased cost of construction materials and labor. An affiliate of our Manager earned an origination fee of approximately 2.0% of the incremental financing provided, paid directly by Traditions Member. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised Loan-to-Cost (“LTC”) ratio of the Traditions Mezzanine Loan, aggregate with the Traditions Senior Loan (as defined in the previously filed Form 1-U), was 80.7%. The LTC ratio is the amount of the Traditions Senior Loan plus the amount of the Traditions Mezzanine Loan, divided by the total anticipated cost to construct the Traditions Property.

On May 26, 2023, the Traditions Member paid back the Traditions Mezzanine Loan for the full amount of principal, plus interest, through the refinance of the Traditions Property. The Traditions Mezzanine Loan yielded an annualized rate of return of approximately 12.50%.